

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



March 9, 2005

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/9/2005

Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Re: Clear Channel Communications, Inc.
Incoming letter dated February 15, 2005

Dear Mr. Simon:

This is in response to your letters dated February 15, 2005 and March 2, 2005 concerning the shareholder proposal submitted to Clear Channel by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on behalf of Clear Channel dated March 1, 2005. On January 23, 2005, we issued our response expressing our informal view that Clear Channel could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.



Sincerely,

Martin P. Dunn/JAI

Martin P. Dunn
Deputy Director

cc: J. Kenneth Menges, Jr., P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, TX 75201-4675


PROCESSED
MAR 18 2005
THOMSON
FINANCIAL

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

J. KENNETH MENGES, JR., P.C.
214.969.2783/fax: 214.969.4343
kmenges@akingump.com

March 1, 2005

Overnight Delivery (copy by facsimile without attachments)

Martin P. Dunn, Deputy Director
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Clear Channel Communications, Inc.
Reconsideration of Staff No-Action Letter

Dear Mr. Dunn:

We are special counsel to Clear Channel Communications, Inc., a Texas corporation (the "***Company***"). In our request for no-action dated December 9, 2004 (the "***No-Action Request***") provided to the staff of the Division of Corporate Finance (the "***Staff***") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we gave the Staff appropriate notice that the Company intended to omit from the proxy statement and form of proxy for the Company's 2005 annual meeting of shareholders (together, the "***Proxy Materials***") the proposal (the "***Proposal***") received by the Company from the Comptroller of the City of New York (the "***Proponent***") dated November 16, 2004.

On January 23, 2005, the Staff sent the Company a "no-action" letter stating that the Staff would not recommend enforcement action if the Company omitted the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(6) (the "***No-Action Letter***"). The Proponent has requested reconsideration of the Staff's No-Action Letter by its letter to you dated February 15, 2005 (the "***Request for Reconsideration***"). The Company submits this response in opposition to Proponent's Request for Reconsideration. Copies of the No-Action Request, No-Action Letter, and Request for Reconsideration are attached hereto as Attachment A.

To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j).

OPPOSITION TO RECONSIDERATION REQUEST

1. The Staff's No-Action Determination is Consistent with the Staff's Earlier and Later Decisions on Similar Proposals.

Before the Staff's no-action determination with respect to the Company, the Staff consistently determined that the lack of a cure mechanism would result in such proposals being excludable under 14a-8(i)(6). In *Cintas Corp.* (Aug. 27, 2004) and *General Electric Co.* (Jan. 14, 2005), the Staff cited lack of cure for its no-action determination that a proposal mandating the independence of the Chairman of the Board was excludable under 14a-8(i)(6). Conversely, in *The Walt Disney Company* (Nov. 24, 2004), the Staff found the proposal *not* excludable because it *did* contain a curative provision, limiting the requirement that the Chairman of the Board be independent "except in rare and explicitly spelled out, extraordinary circumstances." Since the Staff's no-action determination with respect to the Company, the Staff has revisited the issue subsequently and stayed its course. In *LSB Bancshares, Inc.* (Feb. 7, 2005), the Staff cited lack of cure for its no-action determination that a similar proposal mandating the independence of the Chairman of the Board was excludable under 14a-8(i)(6). Thus, in all three cases cited by the Proponent in its Request for Reconsideration, the Staff determined, when presented with proposals similar to the Proposal – just as it did through its No Action Letter to the Company – that proposals mandating independence of certain board members are excludable because the Company would lack the power or authority to implement the proposal.

In addition, none of the proponents mentioned above were allowed to revise its proposal to provide for a cure mechanism, and to provide such a remedy now would severely prejudice the Company in delivering its annual proxy statement to its shareholders for the reasons set forth under Item 4 below. In addition, the kinds of revisions typically allowed pursuant to Rule 14a-8(i)(6) are not substantive ones. The Proponent's request for revision goes well beyond the typical future-looking revisions permitted by Section E(5) of *Staff Legal Bulletin* No. 14 (July 13, 2001) (“***SLB 14***”) and would render the proposal substantively different.

2. The Basis on which the Staff Granted No-Action, Namely that the Company Would Lack the Power or Authority to Implement the Proposal, Was Asserted By the Company.

The first basis on which the Company sought exclusion was that it did not have the power to implement the Proposal (Rule 14a-8(i)(6)). The Staff granted no-action relief on that basis and therefore did not find it necessary to address the alternative bases for omission. Relying on SLB 14 for the proposition that the Staff may not "... consider any basis for exclusion that is not advanced by the Company," the Proponent asserts in its Request for Reconsideration that the basis on which the Staff made its determination was a basis not advanced by the Company in its No-Action Request. Either Proponent's use of the term "basis" is errant or its assertion is incorrect. The term "basis" as used both in Rule 14a-8 and in SLB 14 refers to each of the 13 substantive grounds for exclusion listed under Rule 14a-8(i). The term is not used to refer to "arguments" or "reasons" generally. The bases for exclusion advanced by the Company were 14a-8(i)(6), 14a-8(i)(10) and 14a-8(i)(3). The basis for the Staff's No-Action Letter was 14a-8(i)(6).

3. The Fact that the Proposal Lacks a Cure Provision Supports the Conclusion that the Company Would Lack the Power or Authority to Implement the Proposal, and the Staff May Conduct its Own Research to Determine Whether the Staff has Issued Additional Letters that Support that Position.

The Proposal's lack of a cure provision, while not necessarily dispositive of its excludability, does support the conclusion that the Company would lack the power or authority to implement the Proposal if it were adopted, because the Company cannot guarantee that independent directors will be elected by the Company's shareholders or that independent directors, if elected, will choose to serve as directors of the Company or members of the Company's compensation committee. The Proponent asserts that the lack of a curative provision in the Proposal is somehow alleviated by provisions in the Company's compensation committee charter providing for the removal of absent or disqualified directors at any time and with or without cause. But the Company's compensation committee charter cannot be used to cure a defect in the Proposal and whether or not the Proposal is defective should not depend on what the Company's compensation committee charter happens to contain. In this case, the provision is not curative, in any event, because the provisions of the Company's compensation committee charter providing for the removal of directors who lose their independence does not remedy the problem that the Company lacks the power or authority to guarantee that independent directors will be elected by the Company's shareholders or that such independent directors will choose to serve as directors of the Company or members of the Company's compensation committee.

The Proponent asserts that the Staff may not consider any information not provided to the Staff by the parties. In support of this assertion, the Proponent relies on the Staff's guidance set forth in the following excerpt from Item B(5) of SLB 14: "The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the Company." However, the very next lines of Item B(5) read as follows:

> We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. *We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions* (emphasis added).

In addition, in Item B(6) of SLB 14, responding to the question "Do we base our determinations solely on the subject matter of the proposal?" the Staff advised as follows:

> No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter.

Thus, while the Staff is not allowed to consider bases of exclusion not advanced by the Company, the Staff is certainly not limited in its consideration to only those materials provided by the parties. In fact, the Staff is (and should be) free to review related no-action requests to ensure the consistency of its determinations. Accordingly, the Staff's consideration of similar proposals that similarly lacked curative provisions was appropriate.

4. The Company has Relied on the Staff's No-Action Letter and would be Severely Prejudiced by a Reversal of the Staff's Position Less Than Two Weeks Prior to the Anticipated Filing and Mailing of the Company's Proxy Materials.

The Company's board of directors (the "***Board***") convened a meeting on February 16, 2005 to review, among other things, any outstanding issues relating to the Company's Proxy Materials. The Company expects to file and mail its Proxy Materials on or about March 11, 2005. If the Staff were to reverse its position expressed in the No-Action Letter, the Company would be severely prejudiced. In fact, the Company would be required to convene another meeting of the members of its Board (who are dispersed throughout the United States), who would have to deliberate on the Proposal and draft responsive language opposing the Proposal for inclusion in the Company's Proxy Materials. That statement of opposition would further have to be reviewed and commented on internally and by the Company's outside legal counsel. The Board would then likely have to convene an additional meeting to discuss and approve the revised language for inclusion in the Company's Proxy Materials. The burden on the Company and its directors of such a reversal at this late date would be significant.

The Company has been diligent in addressing the Proposal and preparing its Proxy Materials, but it cannot be expected to prepare language opposing every proposal for which no-action relief has already been granted. The Company believes that it has acted in good faith in reliance on the Staff's No-Action Letter.

Moreover, we note that the Proponent delayed submitting its Request for Reconsideration for nearly three weeks, further prejudicing the Company in responding to the Request for Reconsideration and in opposing the Proposal in its Proxy Materials. The Staff's No-Action Letter is dated January 23, 2005. The Proponent's Request for Reconsideration was dated February 15, 2005, but the Company did not receive a copy of the Request for Reconsideration until February 22, 2005, nearly an entire month after the date of the Staff's No-Action Letter and only a few weeks prior to the anticipated date for the filing and mailing of the Company's Proxy Materials. In short, the time for considering the Proposal has passed.

CONCLUSION

The Company requests the concurrence of the Staff that it will continue not to recommend enforcement action if the Company omits the Proposal from its Proxy Materials.

By copy of this letter, the Company notifies the Comptroller of the City of New York of its continued intention to omit the Proposal from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to maintain its no-action position taken previously, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response.

In order to facilitate expeditious communications between all the parties in this matter, we would appreciate the Staff faxing copies of its response to the undersigned and the Proponent. The undersigned's fax number is (214) 969-4343. In the event that the Staff does not have a fax number for the Proponent, the undersigned hereby undertakes to promptly fax any response received from the Staff to the Proponent.

Please feel free to call the undersigned at (214) 969-2783 with any questions or comments regarding the foregoing.

Very truly yours,



J. Kenneth Menges, Jr., P.C.

Attachments

cc: Hamlet Newsom, Clear Channel Communications, Inc.
Richard S. Simon, The City of New York (copy via fax w/out attachments 212-815-8578)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel
(212) 669-7775

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

February 15, 2005

BY EXPRESS MAIL

Martin P. Dunn, Deputy Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Reconsideration of Staff No-Action Letter: Clear Channel Communications, Inc (January 23, 2005)

Dear Mr. Dunn:

The New York City Pension Funds (the "Funds") request reconsideration of the January 23, 2005 no-action letter (the "No-Action Letter") issued to Clear Channel Communications, Inc. ("the Company")*. The Funds' shareholder proposal (the "Proposal") had urged the Company to adopt a policy of appointing to the Compensation Committee of the Company only directors who met certain strict criteria for independence. The Staff of the Division of Corporation Finance, improperly relying on a basis not advanced by the Company, issued the No-Action Letter, which stated that the Company could omit the Proposal because it did not provide a 'cure' mechanism for situations where a director lost independent status after being appointed to that Committee. Staff further overlooked the Company's Charter for the Compensation Committee -- already before the Staff -- which explicitly does provide such a cure mechanism.

The Staff has previously advised: "The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company." *Staff Legal Bulletin*, SLB 14 (July 12, 2002). As detailed below, the grant of the No-Action Letter on a basis not advanced by the Company is highly irregular and runs counter to the clear guidance of SLB 14, upon which the Funds relied to their detriment. The Funds respectfully request that the Division reverse the grant of that No-Action letter.

* The No-Action letter and the Company's and Funds' respective letters to Staff are Exhibit A to this Request.

Basis of the Request for Reconsideration

A. The Company Never Cited Lack of 'Cure' As a Basis for a No-Action Letter

The Staff's guidance in SLB 14 – "we will not consider any basis for exclusion that is not advanced by the company." -- is a basic and logical standard for practitioners in the field of shareholder proposals. Relying on that guidance, companies are careful to elaborate all possible arguments upon which they seek to have Staff rely, and proponents of proposals are equally diligent in responding to every argument raised, while not responding to the many possible arguments that the companies have not chosen to make. If not reversed, the course taken in the No-Action Letter here would abruptly overturn that sound guidance and practice.

The Staff's No-Action letter stated in relevant part:

> The proposal requests the board to establish a policy requiring that the compensation committee be composed solely of independent directors, as defined in the proposal.
>
> There appears to be some basis for your view that Clear Channel may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement.

However, while the Company had mentioned Rule 14a-8(i)(6) in its letter of December 9, 2004, the Company had only done so to argue that it lacked the power to ensure that shareholders would elect directors who met the Proposal's criteria for independence at the outset: "Thus, it is not within the power of the Company or its Board of Directors to guarantee or enforce the election by shareholders of any particular person or type of person as a director at the annual meeting of shareholders." Company letter at p. 3. The Company never made the argument that independent directors, once selected to serve on the Compensation Committee, might not retain their independence, or that the Proposal lacked a cure mechanism to address that situation. *Id.*

Guided by SLB 14, the Funds' response to the Company's Rule 14a-8(i)(6) argument only addressed the basis that the Company cited, the inability to guarantee election of suitably independent directors. The Staff's decision instead to base the decision on lack of cure meant that the Funds never had the notice or opportunity to respond to that argument. That process lacked essential fairness. It also specifically deprived the Funds of the chance to point out the record fact (see next section) which proves that the Company already has such a cure mechanism in place.

Moreover, if, in derogation of SLB 14, the Staff's approach here became the norm, the Division's no-action process would become unworkable. Companies would only need to make passing reference to the Rule sections that might support exclusion, and then the proponents would have the burden of responding in detail to each of the long list of possible arguments that we know can potentially be advanced under each of those sections. Proponents' responses would need to be of an impractical length, burdening both those who wrote them and the Staff who would need to read them.

To avoid an outcome that would be unfair now and unworkable in the future, the Division should reverse the grant of the No-Action letter.

B. The Company Already Has an Explicit Cure Mechanism.

Had the Funds been given notice that Staff would *sua sponte* consider a "lack of cure" argument, the Funds would have directed the Staff's attention to the "Charter of the Compensation Committee of the Board of Directors of Clear Channel Communications, Inc.," which was attached to the Funds' January 13, 2005 response. Staff apparently overlooked that Charter. The Charter plainly states:

> The members of the Committee and the Chairperson shall be selected annually by the Board and serve at the pleasure of the Board. A Committee member (including the Chairperson) may be removed at any time, with or without cause, by the Board. The Board may designate one or more independent directors as alternate members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee.

Id. at p. 1. That section provides a cure mechanism in full. Any Committee members who become "disqualified" because they lose their independence (or for any other reason) may be replaced by the Board with alternates who are designated in advance by the Board for that very purpose. We submit that Staff's due consideration of the Company's Charter provision would have precluded issuance of the No-Action Letter.

As the sole basis for the Staff's decision is obviated by the Company's own Committee Charter, the issuance of the No-Action Letter should be reversed for that reason, too.

C. There Was No Need for a Cure Mechanism Here, In Any Event.

As a matter of law, the Company was already obligated to appoint only independent directors to its Compensation Committee, even absent the stricter criteria for director independence that the Proposal would impose. Under §303A.05 of the

NYSE Rules, "listed companies must have a compensation committee composed entirely of independent directors." That NYSE requirement contains no explicit requirement of a cure mechanism. A proposal which is limited to adding a materially stricter standard for independence should not have to contain a cure mechanism, either. Put another way, whatever cure mechanism that companies would use to maintain compliance with the NYSE requirement, in the event a director on a compensation committee loses her independence, could also be used if the Proposal were adopted, without the need for the Proposal itself to contain such a mechanism.

Two other practical considerations argue against requiring a cure mechanism in a proposal relating to service of independent directors on a compensation committee. First, in most cases (other than, for example, a director's marriage to a senior executive of the Company), an independent director would lose his independence only as the result of the Company's own acts, such as the Company's grant of monies or its entry into a contract. It is thus wholly within the Company's power, in most cases, to anticipate and to plan for such an occurrence. Second, even given the importance of the Compensation Committee, there is unlikely to be an immediate serious detriment to the Company from one temporary vacancy on the committee that sets executives' pay. That factor further distinguishes the other instances, involving mandating the independence of the Chairman of the Board, in which Staff has cited lack of cure as a basis for a no-action letter, *LSB Bancshares, Inc.* (Feb. 7, 2005), *General Electric Co.* (Jan. 14, 2005) and *Cintas Corp.* (Aug. 27, 2004).

As no explicit cure mechanism should have been required in the Proposal, the issuance of the No-Action Letter should be reversed for that reason, too.

D. The Funds Should Have Been Given the Opportunity to Revise Their Proposal

Finally, even if Staff properly: considered the cure issue; found that the proposal required a cure mechanism; and found that the Company's own cure mechanism was somehow inadequate, Staff should have given the Funds the opportunity to revise the Proposal by adding a cure mechanism. SLB 14 provides that "We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements." *Id.* at p. 21. Examples given in SLB 14 include requesting Board action rather than shareholder action, or applying the proposal only to future contracts or to future directors. Here, the Funds, given notice of the cure issue, could easily have proposed a modest improvement to the explicit cure mechanism that already exists in the Compensation Committee Charter to deal with a director's loss of independence. The Company's failure to raise the cure issue at all, coupled with the Staff's decision not to permit the Funds to revise their Proposal, deprived the Funds of an opportunity that SLB 14should have afforded them.

Accordingly, we request that if the Division does not concur with any of the preceding bases for reversing the issuance of the No-Action Letter, the Division grant the Funds the opportunity to revise the Proposal to include an explicit cure mechanism within the Proposal.

Conclusion

For all of the reasons set forth above, the Funds respectfully request that the Division, upon reconsideration, reverse the Staff's issuance of the No-Action Letter to Clear Channel Communications.

Sincerely,



Richard S. Simon
Deputy General Counsel

Cc: J. Kenneth Menges, Esq.
Akin, Gump, Strauss, Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, TX 75201-4675



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 23, 2005

J. Kenneth Menges, Jr., P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, TX 75201-4675

Re: Clear Channel Communications, Inc.
Incoming letter dated December 9, 2004

Dear Mr. Menges:

This is in response to your letter dated December 9, 2004 concerning the shareholder proposal submitted to Clear Channel by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 13, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

J. KENNETH MENGES, JR., P.C.
214.969.2783/fax: 214.969.4343

December 9, 2004

Via Overnight Delivery

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Clear Channel Communications, Inc.
Shareholder Proposal Submitted by the Comptroller of the City of New York
Securities and Exchange Commission ("***SEC***") No Action Request

Ladies and Gentlemen:

We are special counsel to Clear Channel Communications, Inc., a Texas corporation (the "***Company***"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we hereby give notice that the Company intends to omit from the proxy statement and form of proxy for the Company's 2005 annual meeting of shareholders (together, the "***Proxy Materials***") the proposal (the "***Proposal***") received by the Company from the Comptroller of the City of New York on November 16, 2004. A copy of the Proposal and accompanying cover letter, dated November 16, 2004 (the "***Cover Letter***"), is attached hereto as Attachment A.

The Company requests the concurrence of the staff of the Division of Corporate Finance (the "***Staff***") that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials for the reasons set forth in this letter. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j).

THE PROPOSAL

The Proposal states:

CREATION OF AN INDEPENDENT COMPENSATION COMMITTEE

Submitted by William C. Thompson, Comptroller, City of New York, on behalf of the New York City Pension Funds

WHEREAS, we believe the primary role of the Compensation Committee is structuring executive pay and evaluating executive performance. Critical to performing these functions is setting compensation policies and evaluating them annually; setting justifiable performance criteria and challenging performance benchmarks; retaining experts when needed to assist with the process and substance of the Compensation Committee's work; and ensuring full and accurate disclosure of the scope of compensation;

NOW THEREFORE, BE IT RESOLVED, the shareholders request the board to establish a policy requiring that the Compensation Committee be composed solely of independent directors. For the purpose of this proposal, an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship;

FURTHER, a director will not be considered independent if he/she:

(1) is or has been, or whose relative is or in the past 5 years has been, employed by the corporation or employed by, or a director of, an affiliate;

(2) is or has been, or whose relative is or has been, in the past 5 years: (a) an employee, director or owner of more than 20 percent of a firm that is one of the corporation's or its affiliate's paid advisers or consultant to an executive officer of the corporation; (b) employed by or has had a 5 percent or greater ownership interest in a third-party that provides payment to or receives payments from the corporation (ownership means beneficial or record ownership, not custodial ownership) and either: (i) such payments account for 1 percent of the third-party's or the corporation's consolidated gross revenues in any single fiscal year, or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets; (c) an employee or director of a non-profit organization that receives significant

contributions from the corporation, one of its affiliates or its executive officers or has been a direct beneficiary of any donations to such an organization; or (d) part of an interlocking directorate in which an employee of the corporation serves on the board of a third-party employing the director or such relative;

(3) has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under a personal contract with the corporation, an executive officer or any affiliate of the corporation; and

(4) has a relative who is, or in the past 5 years has been, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation, or a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management, except to the extent there is a fully disclosed and narrow voting arrangement.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(6), (i)(10) or (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the multiple criteria of the Proposal. Alternatively, the Proposal may be excluded pursuant to (a) Rule 14a-8(i)(10) because the Company has already substantially implemented the goals of the Proposal, or (b) Rule 14a-8(i)(3) because, due to the Proposal's vagueness, it is contrary to the proxy rules and regulations.

1. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power to implement the Proposal.**

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The Company is a Texas corporation and is subject to the Texas Business Corporation Act ("***TBCA***"). Under the TBCA and the bylaws of the Company (the "***Bylaws***"), the Company's board of directors ("***Board of Directors***") is permitted to delegate its power and authority with regard to certain business matters to committees composed of one or more directors. Members of the Company's compensation committee (the "***Compensation Committee***") must be members of the Board of Directors. As required by the TBCA and the Bylaws, directors of the Company are elected solely by the shareholders at their annual meeting. Thus, it is not within the power of the Company or its Board of Directors to guarantee or enforce the election by shareholders of any particular person or type of person as a director at the annual meeting of shareholders.

In *The Boeing Company* (February 22, 1999) *("**Boeing**")*, the proposal, if adopted, would have required certain committees of the board, including the compensation committee, to be composed only of independent directors, as defined in the proposal. In reaching its decision not to recommend enforcement action if *Boeing* omitted the proposal from their proxy materials in reliance on Rule 14a-8(i)(6), the Staff stated "it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." The proponent in *Boeing* appealed the Staff's decision to the full commission of the SEC. On appeal, the commission of the SEC refused to overturn the Staff's application of Rule 14a-8(i)(6). See *The Boeing Company* (August 18, 1999). The following year, the Staff again concurred that a substantially similar proposal could be excluded from the *Boeing's* proxy materials in reliance on Rule 14a-8(i)(6). See *The Boeing Company* (March 6, 2000). Subsequently, in *Bank of America Corporation* (February 20, 2001), the Staff determined that a proposal requesting "that the board of directors take the necessary steps to ensure that Bank of America's Compensation Committee is composed entirely of 'independent' directors, as that term is defined in the proposal" was excludable under 14a-8(i)(6). Most recently in *Peabody Energy Corporation* (February 23, 2004), the Staff reiterated that a proposal "to adopt a policy that no board members shall serve on the audit, compensation, or nominating and corporate governance committees if that member is not independent, as defined in the proposal" was excludable under 14a-8(i)(6).

Similarly, in *Ameritech Corp.* (December 29, 1994) *("**Ameritech**")*, a proposal requested that the corporation establish a new board committee and select a chairperson who possessed three particular attributes. In reaching its decision not to recommend enforcement action if the company omitted the proposal from its proxy materials in reliance on Rule 14a-8(c)(6) (the predecessor to Rule 14a-8(i)(6)), the Staff noted that because the board of directors could not guarantee election of an individual as director who met the specified criteria, it was not within the board's power to appoint a committee chairperson who met those criteria. Proposals requiring board committee members to possess certain characteristics are excludable under a long-standing Staff interpretation that it is beyond the corporation's power to ensure election of a particular person or type of person. See *US West, Inc.* (December 22, 1993) and *American Telephone & Telegraph Co.* (December 13, 1985).

Following the line of reasoning in *Boeing* and *Ameritech*, the Company believes the Proposal should be excluded pursuant to Rule 14a-8(i)(6). The Proposal imposes additional qualifications on members of the Compensation Committee to which the Board of Directors as a whole is not subject. If the Proposal were approved, each director who failed to meet the independent standards of the Proposal would be prohibited from serving on the Compensation Committee, even though that director may be qualified to serve generally on the Board of Directors. The Company does not have the power to implement the Proposal because of the detailed and multiple disqualifying criteria and the Company's inability to guarantee the outcome of shareholder-controlled elections. Thus, the Company may be faced with a situation in which it has a full Board of Directors but no qualified directors under the Proposal to serve on its Compensation Committee.

Because the Company cannot ensure that shareholders will elect a sufficient number of directors to impanel the Compensation Committee for which the Proposal seeks to impose additional qualifications, the Company would "lack the power . . . to implement the proposal[s]." Accordingly, the Company may properly exclude the Proposal pursuant to Rule 14a-8(i)(6).

On additional grounds, the Company believes that it would lack the power to implement the Proposal because application thereof would be so vague that the Company could not possibly know when the requirements of this proposal had been violated. The Proposal states:

> "For the purpose of this proposal, an independent director is someone whose only ***nontrivial*** professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship." (emphasis added)

Unfortunately, there is no definition or other explanation of what is meant by "nontrivial." If the Proposal were adopted, the standard of allowing only "nontrivial professional, familial or financial connection[s]" is so vague that the Company could not possibly know when this requirement had been violated. For example, if the Company evaluates 20 potential nominees for director, each with varying degrees of professional, familial or financial relationships with the Company, it is unclear how the Company could possibly know which candidates were acceptable. The "nontrivial" standard is so vague that the Company could not possibly know who may or may not be qualified. Accordingly, the Company may properly exclude The Proposal pursuant to Rule 14a-8(i)(6).

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the SEC's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the SEC determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See *SEC Release No. 34-30091* (August 16, 1983). The SEC reaffirmed this interpretation in 1998 and the Staff has subsequently applied this interpretation. See *SEC Release No. 34-40018* (May 21, 1998); *AMR Company* (April 17, 2000) *("**AMR**")*; and *Masco Company* (March 29, 1999) *("**Masco I**")*. Additionally, the Staff has consistently taken the position that a shareholder proposal has been substantially implemented when a company already has policies and procedures in place relating to the subject of the proposal. See *Kmart Company* (February 23, 2000). In the present case, the Company already has policies and procedures in place that meet the overriding goal of the Proposal, namely the creation of an independent Compensation Committee.

In *AMR*, a detailed proposal recommending that members of identified board committees meet specified criteria was substantially implemented, but not "fully effected." While the *AMR* proposal had not been "fully effected," the Staff applied the SEC's "substantially implemented" interpretation in concurring that the *AMR* proposal could be excluded under Rule 14a-8(i)(10). In *Masco I*, the Staff permitted the omission of a proposal that expressly sought to define a standard for the qualifications of "outside directors," because the company's board had a standard that was similar, but not identical, to the standard set forth in the proposal. In the present case, the Proposal seeks a compensation committee composed of "independent directors." As discussed below, the Company believes that it has already adopted a written compensation committee charter that substantially implements the goal of the Proposal.

On March 30, 2004, the Company adopted a compensation committee charter (the "***Charter***") which requires that the Compensation Committee consist of at least three, but not more than five, members (including a chairperson), each of whom shall have no material relationship with the Company and shall otherwise be "independent directors," as such term is defined in the rules and regulations of the New York Stock Exchange ("***NYSE***"). In addition, the Charter provides that no person may be made a member of the Compensation Committee if his or her service on the Compensation Committee would violate any restriction on service imposed by any rule or regulation of the SEC or any securities exchange or market on which shares of the common stock of the Company are traded.

Consistent with the ultimate goal of the Proposal, the Company has already adopted and applied independence requirements with respect to the composition of its Compensation Committee. While the Company concedes that, because of the Proposal's detailed and multiple disqualifying criteria and the Company's inability to guarantee the outcome of shareholder-controlled elections, it has not "fully effected" every word of the Proposal, the Company believes that it has, nonetheless, "substantially implemented" the goals of the Proposal by requiring its Compensation Committee to be composed of independent directors that have no relationship with the Company that would interfere with the exercise of their independent judgment.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because, due to its vagueness, it is misleading and contrary to Rules 14a-5 and 14a-9.

Rule 14a-8(i)(3) allows a registrant to exclude a proposal that is contrary to any of the SEC's proxy rules and regulations, including Rule 14a-5, which requires information included in a proxy statement to be clearly presented, and Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. The Staff has traditionally recognized that a proposal may be excluded under Rule 14a-8(i)(3) (and its predecessor, Rule 14a-8(c)(3)) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal were adopted. See *SI Handling Systems, Inc.* (May 5, 2000); *Kmart Company* (March 28, 2000); and *California Water Service Group* (February 8, 1999). More specifically, in *The Boeing Corporation* (February 10, 2004), the Staff agreed that a proposal "requesting that Boeing amend its bylaws to require that an independent director, as defined in the Council of Institutional Investors, shall serve as chairman of the board of directors" was excludable under 14a-8(i)(3) as vague and indefinite because the proposal failed to adequately define the term "independent director."

The Proposal requires the Company to create a compensation committee composed of independent directors whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, but provides virtually no guidance with respect to the definition of the term "nontrivial." The Proposal states:

> "For the purpose of this proposal, an independent director is someone whose only ***nontrivial*** professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship." (emphasis added)

Unfortunately, if the Proposal were adopted, the standard of allowing only trivial professional, familial or financial connections is so vague that the Company could not possibly know when this requirement had been violated or who may or may not be qualified. Using the example above, if the Company evaluates 20 potential nominees for director, each with varying degrees of professional, familial or financial connections with the Company, how, under the "nontrivial" standard, could the Company possibly know which candidates were acceptable? Moreover, if presented to the Company's shareholders, it would not be clear what standard of independence is being presented for their vote. Simply put, the Proposal sets an unworkable standard that cannot be understood or implemented.

An additional concern about the Proposal in light of its vague and indefinite language is the possibility that the implementation of the Proposal would conflict with the implementation of the Charter and the associated NYSE independent director criteria. In such a case, implementation of the Proposal could jeopardize the Company's NYSE stock listing as a result of the Company's inability to furnish the NYSE with required annual certifications of compliance with NYSE listing standards. The Company objects to the independence standards set forth in the Proposal because they exceed the requirements of the NYSE, which were developed as part of an exhaustive public process, and would place unnecessary constraints on the Company's ability to select and retain qualified Board and Committee members.

The Staff has long recognized that a proposal may be excluded under Rule 14a-8(i)(3) and Rule 14a-9 if the proposal is so inherently vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal would be able to determine with any reasonable certainty what actions or measures the proposal requires." See *Philadelphia Electric Co.* (July 30, 1992); and *Corning Inc.* (February 18, 1997). Furthermore, because of the foregoing deficiencies, the Proposal, if included in the proxy statement, would not be clearly presented and would thereby violate Rule 14a-5. Therefore, pursuant to Rule 14a-8(i)(3), the Proposal may be excluded as being contrary to the SEC's proxy rules and regulations, namely Rules 14a-5 and 14a-9.

CONCLUSION

The Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials for the reasons set forth above.

By copy of this letter, the Company notifies the Comptroller of the City of New York of its intention to omit the Proposal from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response.

Please feel free to call the undersigned at (214) 969-2783 with any questions or comments regarding the foregoing.

Very truly yours,



J. Kenneth Menges, Jr., P.C.

Attachments

cc: Hamlet Newsom, Clear Channel Communications, Inc.
Kenneth B. Sylvester, The City of New York

ATTACHMENT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 16, 2004

Mr. Randall T. Mays
Secretary
Clear Channel Communications, Inc.
200 E Basse Road
San Antonio, TX 78209

Dear Mr. Mays:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting of Clear Channel Communications.

We believe the primary role of the Compensation Committee of a Board of Directors (the "Compensation Committee") is structuring executive pay and evaluating executive performance. Critical to performing these functions is setting key compensation policies and evaluating them annually; setting justifiable performance criteria and challenging performance benchmarks, particularly for non- salary compensation; retaining compensation consultants and/or legal counsel when needed to assist with both the process and substance of the Compensation Committee's work; and ensuring full, fair and accurate disclosure to shareholders of the entire scope of compensation.

Therefore, we offer the enclosed proposal for shareholders to consider and approve at the next annual meeting of the company. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Bank of New York and Citibank, N.A. certifying the Systems' ownership of shares of Clear Channel Communications common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

We would be happy to discuss this initiative with you. Should the board of directors decide to endorse its provisions as company policy, the Systems will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

Enclosures

CREATION OF AN INDEPENDENT COMPENSATION COMMITTEE

Submitted by William C. Thompson, Comptroller, City of New York, on behalf of the New York City Pension Funds

WHEREAS, we believe the primary role of the Compensation Committee is structuring executive pay and evaluating executive performance. Critical to performing these functions is setting compensation policies and evaluating them annually; setting justifiable performance criteria and challenging performance benchmarks; retaining experts when needed to assist with the process and substance of the Compensation Committee's work; and ensuring full and accurate disclosure of the scope of compensation;

NOW THEREFORE, BE IT RESOLVED, the shareholders request the board to establish a policy requiring that the Compensation Committee be composed solely of independent directors. For the purpose of this proposal, an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship;

FURTHER, a director will not be considered independent if he/she:

(1) is or has been, or whose relative is or in the past 5 years has been, employed by the corporation or employed by, or a director of, an affiliate;

(2) is or has been, or whose relative is or has been, in the past 5 years: (a) an employee, director or owner of more than 20 percent of a firm that is one of the corporation's or its affiliate's paid advisers or consultant to an executive officer of the corporation; (b) employed by or has had a 5 percent or greater ownership interest in a third-party that provides payment to or receives payments from the corporation (ownership means beneficial or record ownership, not custodial ownership) and either: (i) such payments account for 1 percent of the third-party's or the corporation's consolidated gross revenues in any single fiscal year, or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets; (c) an employee or director of a non-profit organization that receives significant contributions from the corporation, one of its affiliates or its executive officers or has been a direct beneficiary of any donations to such an organization; or (d) part of an interlocking directorate in which an employee of the corporation serves on the board of a third-party employing the director or such relative;

(3) has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under a personal contract with the corporation, an executive officer or any affiliate of the corporation; and

(4) has a relative who is, or in the past 5 years has been, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation, or a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management, except to the extent there is a fully disclosed and narrow voting arrangement.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

January 13, 2005

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Clear Channel Communications Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), in formal response to the December 9, 2004 letter sent to the Securities and Exchange Commission (the "Commission") by J. Kenneth Menges, Jr. of Akin, Gump, Strauss, Hauer & Feld, counsel for Clear Channel Communications Corporation (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal relating to appointment of independent directors to the Compensation Committee of the Board of the Company (the "Proposal") may be omitted from the Company's 2005 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934. I have reviewed the Proposal, as well as December 9, 2004 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by highlighting the significant role and tasks of a Compensation Committee. The 'resolved' clause then has a central focus:

NOW, THEREFORE, BE IT RESOLVED: the shareholders request the board to establish a policy requiring that the Compensation Committee be composed solely of independent directors. For the purpose of this proposal, and independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship.

The Funds' Proposal then goes on to specify, in items 1-4, criteria to be used to determine when "a director will not be considered independent."

II. The Company's Opposition and the Funds' Response

In its letter of December 9, 2004, the Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(6) (lacks power or authority); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (vague). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

A. Under Both the NYSE Rules and the Company's Own Corporate Documents, the Company Has Full Power and Authority to Implement the Proposal

Both the Rules of the New York Stock Exchange ("NYSE") and the Company's own corporate documents now require that the Company do the very thing that the Company argues it lacks power or authority to do: appoint independent directors to such committees as the Compensation Committee. Indeed, achieving such a heightened, mandated role for independent directors was a major aim of the corporate governance reforms embodied in such measures as the Sarbanes-Oxley Act and the NYSE Rules adopted under its aegis.

Under Section 303A.05 of the NYSE Rules, "listed companies must have a compensation committee composed entirely of independent directors." Section 303A.02 provides standards for determining whether a director is independent. While those standards are lower than those sought by the Proposal, the legal outcome is the same as far as the Company's "power or authority" is concerned: the Company has both the power and the duty to appoint only independent directors to its Compensation Committee. The Company thus can do precisely what the Proposal asks the directors to do. That the Proposal indeed imposes a stricter standard for director independence does not change that outcome. The NYSE Rules themselves permit the adoption of more stringent standards for director independence. Thus, for example, Section 303A.09, requiring companies to adopt and disclose corporate governance guidelines, states under the subheading "Director qualification standards": "These standards should, at minimum, reflect the independence requirements set forth in Sections 303A.01 and .02." (Emphasis added). The Company, therefore, has the power both to set standards for independent directors higher than the NYSE minimum, and then to put only such directors on its Compensation Committee.

The Company's own current corporate documents also make very clear that Clear Channel has precisely that power and authority -- to adopt a policy limiting membership in the Compensation Committee to independent directors -- which it now claims to lack. The adoption of such a policy is plainly announced on the first page of the Company's "Charter of the Compensation Committee of the Board of Directors of Clear Channel Communications, Inc.," at www.clearchannel.com/Corporate/documents /Compensation%20Committee%20charter.pdf, annexed hereto (the "Compensation Committee Charter"), and quoted at page 6 of the Company's December 9, 2004 letter. That Charter states, without reservation, that:

> The Committee shall be composed of at least three, but no more than five, members (including a Chairperson) each of whom shall have no material relationship with the Company and shall otherwise be "independent directors," as such term is defined in the rules and regulations of the New York Stock Exchange (the "NYSE").

Charter at p.1 (emphasis added). While that standard of independence is lower than that called by the Funds' proposal, the Compensation Committee Charter unequivocally exercises the power that the Company's December 9 letter claims that the Company lacks in regard to the Proposal: it "imposes additional qualifications on members of the Compensation Committee to which the Board of Directors as a whole is not subject," such that "each director who failed to meet the independent standards of the [Compensation Committee Charter] would be prohibited from serving on the Compensation Committee, even though that director may be qualified to serve on the Board of Directors." Company's December 9 letter at p.4.

What is sauce for the goose must be sauce for the gander. If the Compensation Committee Charter may require only independent directors, so, too, may the Proposal.

Nothing in the no-action decisions cited by the Company's can alter that simple conclusion. Those decisions did not involve a Committee Charter under which the Board exercised the same power that the company then claimed to lack. Moreover, most were decided before the Sarbanes-Oxley Act and the NYSE Rules mandated new minimum requirements for director independence. Even in the one decided most recently, *Peabody Energy Corp.* (February 23, 2004), the proponent of the proposal stated that NYSE Rules Section 303A would not apply to that company till 2005. Cf. *Walt Disney Co.* (Nov. 24, 2004) (Staff rejected that company's Rule 14a-8(i)(6) challenge to an analogous proposal requiring that the Chairman of the Board always be an independent director -- even though the NYSE Rules do not require such a result).

The Company gains no traction from its final argument that it cannot implement the concept, included in the Proposal's requirements for independence, of a "nontrivial relationship" with the Company. The Company has no trouble implementing the requirement of no "material relationship" with the Company, contained in its own Compensation Committee Charter. It can implement equally well the Proposal's comparable two-word standard.

As the Company may readily implement the Funds' Proposal, it does not lack power or authority to do so. The Company's arguments under 14a-8(i)(10) should be rejected.

B. The Proposal has not been substantially implemented by the Company.

The Company's claim that it has "substantially implemented" a policy calling for appointment of independent directors to the Compensation Committee is based upon the requirement in the Company's Charter for the Compensation Committee that the members of that Committee "shall have no material relationship with the Company and shall other wise be 'independent directors,'" as defined in the NYSE Rules. Yet, the Company's promised compliance with the NYSE Rules cannot suffice to comply with the Proposal, which intentionally and precisely sets criteria for independence which go beyond the minimums set by the NYSE Rules – as the NYSE Rules permit. Notably, the Proposal's standards would bar a director from service on the Compensation Committee where the director's firm, whether profit or non-profit, derives financial benefits from the Company at a level that would still permit him or her to be classed as "independent" under the NYSE Rules.

Recent no-action decisions make clear that a company's efforts at governance reform that fall short of what a proposal seeks cannot serve as a basis for excluding the Proposal as having been "substantially implemented." Thus, in *Unocal Corp.* (March 16, 2004), the Staff rejected the company's argument that it had substantially implemented a proposal calling for an office to facilitate direct communications between shareholders and independent directors, by instead putting in place a system for shareholder communications that gave a senior independent director discretion to block such communications from reaching the other independent directors. In *STERIS Corp.* (June 14, 2004), the Staff likewise rejected a company's argument that it had substantially implemented a proposal calling for serious board engagement with respect to shareholders proposals that received a majority shareholder vote, by instead putting in place a system that called for a lower level of board engagement with respect to all shareholder proposals, approved or not. *Unocal* and *STERIS* stand for the proposition that a company cannot comply with a governance proposal that on its face sets a high standard, by adopting measures that on their face set a lower one.

Here, too, Compensation Committee Rules, by setting a lower standard, would thwart the implementation of independence criteria stricter than those set by the NYSE. The Company cannot be said to have thereby substantially implemented those stricter criteria.

As the Company has not substantially implemented the Proposal, its argument under Rule 14a-8(i)(10) fails.

C. The Proposal is not vague

The Company's final argument is a repeat of its claim that it cannot implement the Proposal's requirement that an independent director's "only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship." As noted earlier, the Company has no problem implementing a Compensation Committee Charter which, like the NYSE Rules upon which it draws, sets a standard of no "material relationship" with the Company. The Proposal's "nontrivial relationship" standard is at least equally clear, and probably more clear, as it is followed by very detailed criteria as to director independence.

The Company's challenge under Rule 14a-8(i)(3) must fail, too.

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,



Richard S. Simon
Deputy General Counsel

Cc: J. Kenneth Menges, Jr. Esq.
Akin, Gump, Strauss, Hauer & Feld
1700 Pacific Avenue
Suite 4100
Dallas, TX 75201-4675

CHARTER OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS
OF CLEAR CHANNEL COMMUNICATIONS, INC.

This Charter identifies the purpose, membership, meeting requirements, committee responsibilities, annual evaluation procedures and studies of the Compensation Committee (the "***Committee***") of the Board of Directors (the "***Board***") of Clear Channel Communications, Inc., a Texas corporation (the "***Company***").

Purpose

The Committee has been established to: (a) assist the Board in ensuring that a proper system of long-term and short-term compensation is in place to provide performance-oriented incentives to management, and that compensation plans are appropriate and competitive and properly reflect the objectives and performance of management and the Company; (b) review and approve corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer ("***CEO***"), evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation; (c) make recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans; (d) prepare an annual report on executive compensation for inclusion in the Company's annual proxy statement; and (e) perform such other functions as the Board may from time to time assign to the Committee. In performing its duties, the Committee shall seek to maintain an effective working relationship with the Board and the Company's management.

Membership

The Committee shall be composed of at least three, but not more than five, members (including a Chairperson), each of whom shall have no material relationship with the Company and shall otherwise be "independent directors," as such term is defined in the rules and regulations of the New York Stock Exchange (the "***NYSE***"). The members of the Committee and the Chairperson shall be selected annually by the Board and serve at the pleasure of the Board. A Committee member (including the Chairperson) may be removed at any time, with or without cause, by the Board. The Board may designate one or more independent directors as alternate members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee. No person may be made a member of the Committee if his or her service on the Committee would violate any restriction on service imposed by any rule or regulation of the SEC or any securities exchange or market on which shares of the common stock of the Company are traded. The Committee shall have authority to delegate responsibilities listed herein to subcommittees of the Committee if the Committee determines such delegation would be in the best interest of the Company.

Meetings

The Committee shall meet as necessary, but at least once each year, to enable it to fulfill its responsibilities. The Committee shall meet at the call of its Chairperson, preferably in conjunction with regular Board meetings. The Committee may meet by telephone conference call or by any other means permitted by law or the Company's Bylaws. A majority of the members of the Committee shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. Without a meeting, the Committee may act by unanimous written consent of all members. Following each of its meetings, the Committee shall deliver a report on the meeting to the Board, including a description of all actions taken by the Committee at the meeting. The Committee shall determine its own rules and procedures, including designation of a chairperson *pro tempore*, in the absence of the Chairperson, and designation of a secretary. The secretary need not be a member of the Committee and shall attend Committee meetings and prepare minutes. The Committee shall keep written minutes of its meetings, which shall be recorded or filed with the books and records of the Company. Any member of the Board shall be provided with copies of such Committee minutes if requested.

The Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee, to attend any meetings and to provide such pertinent information as the Committee may request.

The Chairperson of the Committee shall be responsible for leadership of the Committee, including preparing the agenda, presiding over Committee meetings, making Committee assignments and reporting the Committee's actions to the Board from time to time (but at least once each year) as requested by the Board.

Committee Responsibilities

In carrying out its responsibilities, the Committee's policies and procedures should remain flexible to enable the Committee to react to changes in circumstances and conditions so as to ensure the Company remains in compliance with applicable legal and regulatory requirements.

The Committee shall have responsibility for oversight of the determination, implementation and administration of remuneration, including compensation, benefits and perquisites, of all executive officers and other members of senior management whose remuneration is the responsibility of the Board or whose remuneration the Chief Executive Officer requests the Committee to review and affirm. Such responsibility includes the following:

1. *With Respect to Chief Executive Officer Compensation and Evaluation*

    - To (a) review and approve corporate goals and objectives relevant to the Chief Executive Officer's compensation package, (b) establish a procedure for evaluating the Chief Executive Officer's performance, (c) annually evaluate such performance in light of the goals and objectives established and (d) have the Committee Chairperson review, after completion of the annual evaluation, the results of the Committee's evaluation of the Chief Executive Officer's performance with (i) the non-management directors of the Board meeting in executive session without management participation, and (ii) with the Chief Executive Officer; and

- To review, at least annually, and set the base salary and annual and long-term incentive compensation of the Chief Executive Officer, based upon the annual evaluation of the Chief Executive Officer referred to in the preceding paragraph.

In discharging the responsibilities set forth under this Section, the Committee may consider (as appropriate and as contemplated by Company policies, plans and programs) individual, team, business unit, regional and Company-wide performance and results against applicable pre-established annual and long-term performance goals, taking into account shareholder return, economic and business conditions, remuneration given to the Chief Executive Officer in the past and comparative and competitive compensation and benefit performance levels. The Committee shall not be precluded from approving compensation awards (with the Board's ratification) as may be required to comply with applicable tax laws (*e.g.*, IRS Rule 162(m)). In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, the Company's performance and relative shareholder return, the value of similar incentive rewards to CEOs at comparable companies and the awards given to the CEO in past years.

2. *With Respect to Other Executive Officers Compensation and Evaluations*

- To review and affirm contractual employment and compensation arrangements of executive officers and other members of senior management who are the responsibility of the Board or whose compensation the Chief Executive Officer requests the Committee to review and affirm; and

- To review and to make recommendations to the Board at least annually with respect to the base salary and annual and long-term incentive compensation of the other executive officers and other members of senior management (upon the recommendation of the Chief Executive Officer) who are the responsibility of the Board or whose compensation the Chief Executive Officer requests the Committee to review and affirm.

3. *With Respect to Incentive-Compensation and Equity-Based Plans*

- To review and to make periodic recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive-compensation plans and equity-based plans;

- To review and adopt, and to recommend to the Board (and for shareholder approval where required by applicable law, the Articles of Incorporation or Bylaws) compensation and benefits policies, plans and programs and amendments thereto, determining eligible employees and the type, amount and timing of such compensation and benefits; and

- To oversee the administration of such policies, plans and programs and, on an ongoing basis to monitor them to assure that they remain competitive and within the Board's compensation objectives for executive officers and other members of senior management.

4. Other

- To prepare an annual executive compensation report for the shareholders of the Company in accordance with the rules and regulations of the SEC;

- To review the compensation and benefits of directors who are not employees of the Company and to recommend any changes to the Board that the Committee deems appropriate;

- To report to the Board on a regular basis, and not less than once per year; and

- To perform such other duties as the Board may assign to the Committee.

Annual Evaluation Procedures

The Committee shall annually evaluate its performance to confirm that it is meeting its responsibilities under this Charter. The Committee may recommend to the Board such changes to this Charter as the Committee deems appropriate.

Studies

The Committee may conduct or authorize studies of matters within the Committee's scope of responsibilities as described above, and may retain, at the expense of the Company, independent counsel or other consultants necessary to assist the Committee in any such studies. The Committee shall have sole authority to select, retain and terminate any compensation consultant to be used to survey the compensation practices in the Company's industry and to provide advice so that the Company can maintain its competitive ability to recruit and retain highly qualified personnel. The Committee shall have the sole authority to negotiate and approve the fees and retention terms of any compensation consultant retained.

General

Nothing contained in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities. This Charter, and any amendments thereto, shall be displayed on the Company's web site and a printed copy of such shall be made available to any shareholder of the Company who requests it.

Adopted by the Compensation Committee and approved
by the Board of Directors on March 30, 2004.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Clear Channel Communications, Inc.
Incoming letter dated December 9, 2004

The proposal requests the board to establish a policy requiring that the compensation committee be composed solely of independent directors, as defined in the proposal.

There appears to be some basis for your view that Clear Channel may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Clear Channel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Clear Channel relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel
(212) 669-7775

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

March 2, 2005

BY FAX AND EXPRESS MAIL

Martin P. Dunn, Deputy Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Reconsideration of Staff No-Action Letter: Clear Channel Communications, Inc (January 23, 2005)

Dear Mr. Dunn:

I write on behalf of the New York City Pension Funds in brief response to the March 1, 2005 letter from counsel for Clear Channel Communications, Inc., which opposed the Funds' February 15, 2005 request for reconsideration of Staff's no-action letter. Most notably, the Company's letter does not deny that the cure mechanism already in the Compensation Committee Charter is fully adequate for dealing with the sole issue that the Staff raised in the no-action letter: cure in the event a director loses independent status after joining that Committee. *See* Company's letter at p. 3. That concession by the Company is sufficient to warrant the reversal of the Staff's decision.

Next, it is difficult to credit the Company's assertion that it would be impossible in the next two weeks for the Company to draft and approve a paragraph opposing the Funds' Proposal, and to put it in the Company's proxy statement. A company such as Clear Channel can negotiate, draft and execute major corporate agreements in far less time than that; it can certainly revise a page in its proxy statement*.

* Nor is there the slightest merit to the attempt by the Company's counsel to imply that our office did not overnight to them the Funds' request for reconsideration on the same February 15 date that it was overnighted to the Division. Company letter at p. 5. The Company's counsel could have checked the Express Mail label's tracking number on the USPS website, as we did, and verified that on February 15, 2005, item EU859128750US was indeed brought to the New York post office for delivery to counsel in Dallas.

Accordingly, the Funds respectfully request that the Division, upon reconsideration, reverse the Staff's issuance of the No-Action Letter to Clear Channel Communications.

Sincerely,



Richard S. Simon
Deputy General Counsel

Cc: J. Kenneth Menges, Esq.
Akin, Gump, Strauss, Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, TX 75201-4675



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RECEIVED
2005 FEB 18 AM 11: 10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel
(212) 669-7775

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

February 15, 2005

BY EXPRESS MAIL

Martin P. Dunn, Deputy Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Reconsideration of Staff No-Action Letter: Clear Channel Communications, Inc (January 23, 2005)

Dear Mr. Dunn:

The New York City Pension Funds (the "Funds") request reconsideration of the January 23, 2005 no-action letter (the "No-Action Letter") issued to Clear Channel Communications, Inc. ("the Company")*. The Funds' shareholder proposal (the "Proposal") had urged the Company to adopt a policy of appointing to the Compensation Committee of the Company only directors who met certain strict criteria for independence. The Staff of the Division of Corporation Finance, improperly relying on a basis not advanced by the Company, issued the No-Action Letter, which stated that the Company could omit the Proposal because it did not provide a 'cure' mechanism for situations where a director lost independent status after being appointed to that Committee. Staff further overlooked the Company's Charter for the Compensation Committee -- already before the Staff -- which explicitly does provide such a cure mechanism.

The Staff has previously advised: "The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company." *Staff Legal Bulletin*, SLB 14 (July 12, 2002). As detailed below, the grant of the No-Action Letter on a basis not advanced by the Company is highly irregular and runs counter to the clear guidance of SLB 14, upon which the Funds relied to their detriment. The Funds respectfully request that the Division reverse the grant of that No-Action letter.

* The No-Action letter and the Company's and Funds' respective letters to Staff are Exhibit A to this Request.

Basis of the Request for Reconsideration

A. The Company Never Cited Lack of 'Cure' As a Basis for a No-Action Letter

The Staff's guidance in SLB 14 – "we will not consider any basis for exclusion that is not advanced by the company." -- is a basic and logical standard for practitioners in the field of shareholder proposals. Relying on that guidance, companies are careful to elaborate all possible arguments upon which they seek to have Staff rely, and proponents of proposals are equally diligent in responding to every argument raised, while not responding to the many possible arguments that the companies have not chosen to make. If not reversed, the course taken in the No-Action Letter here would abruptly overturn that sound guidance and practice.

The Staff's No-Action letter stated in relevant part:

> The proposal requests the board to establish a policy requiring that the compensation committee be composed solely of independent directors, as defined in the proposal.
>
> There appears to be some basis for your view that Clear Channel may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement.

However, while the Company had mentioned Rule 14a-8(i)(6) in its letter of December 9, 2004, the Company had only done so to argue that it lacked the power to ensure that shareholders would elect directors who met the Proposal's criteria for independence at the outset: "Thus, it is not within the power of the Company or its Board of Directors to guarantee or enforce the election by shareholders of any particular person or type of person as a director at the annual meeting of shareholders." Company letter at p. 3. The Company never made the argument that independent directors, once selected to serve on the Compensation Committee, might not retain their independence, or that the Proposal lacked a cure mechanism to address that situation. *Id.*

Guided by SLB 14, the Funds' response to the Company's Rule 14a-8(i)(6) argument only addressed the basis that the Company cited, the inability to guarantee election of suitably independent directors. The Staff's decision instead to base the decision on lack of cure meant that the Funds never had the notice or opportunity to respond to that argument. That process lacked essential fairness. It also specifically deprived the Funds of the chance to point out the record fact (see next section) which proves that the Company already has such a cure mechanism in place.

Moreover, if, in derogation of SLB 14, the Staff's approach here became the norm, the Division's no-action process would become unworkable. Companies would only need to make passing reference to the Rule sections that might support exclusion, and then the proponents would have the burden of responding in detail to each of the long list of possible arguments that we know can potentially be advanced under each of those sections. Proponents' responses would need to be of an impractical length, burdening both those who wrote them and the Staff who would need to read them.

To avoid an outcome that would be unfair now and unworkable in the future, the Division should reverse the grant of the No-Action letter.

B. The Company Already Has an Explicit Cure Mechanism.

Had the Funds been given notice that Staff would *sua sponte* consider a "lack of cure" argument, the Funds would have directed the Staff's attention to the "Charter of the Compensation Committee of the Board of Directors of Clear Channel Communications, Inc.," which was attached to the Funds' January 13, 2005 response. Staff apparently overlooked that Charter. The Charter plainly states:

> The members of the Committee and the Chairperson shall be selected annually by the Board and serve at the pleasure of the Board. A Committee member (including the Chairperson) may be removed at any time, with or without cause, by the Board. The Board may designate one or more independent directors as alternate members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee.

Id. at p. 1. That section provides a cure mechanism in full. Any Committee members who become "disqualified" because they lose their independence (or for any other reason) may be replaced by the Board with alternates who are designated in advance by the Board for that very purpose. We submit that Staff's due consideration of the Company's Charter provision would have precluded issuance of the No-Action Letter.

As the sole basis for the Staff's decision is obviated by the Company's own Committee Charter, the issuance of the No-Action Letter should be reversed for that reason, too.

C. There Was No Need for a Cure Mechanism Here, In Any Event.

As a matter of law, the Company was already obligated to appoint only independent directors to its Compensation Committee, even absent the stricter criteria for director independence that the Proposal would impose. Under §303A.05 of the

NYSE Rules, "listed companies must have a compensation committee composed entirely of independent directors." That NYSE requirement contains no explicit requirement of a cure mechanism. A proposal which is limited to adding a materially stricter standard for independence should not have to contain a cure mechanism, either. Put another way, whatever cure mechanism that companies would use to maintain compliance with the NYSE requirement, in the event a director on a compensation committee loses her independence, could also be used if the Proposal were adopted, without the need for the Proposal itself to contain such a mechanism.

Two other practical considerations argue against requiring a cure mechanism in a proposal relating to service of independent directors on a compensation committee. First, in most cases (other than, for example, a director's marriage to a senior executive of the Company), an independent director would lose his independence only as the result of the Company's own acts, such as the Company's grant of monies or its entry into a contract. It is thus wholly within the Company's power, in most cases, to anticipate and to plan for such an occurrence. Second, even given the importance of the Compensation Committee, there is unlikely to be an immediate serious detriment to the Company from one temporary vacancy on the committee that sets executives' pay. That factor further distinguishes the other instances, involving mandating the independence of the Chairman of the Board, in which Staff has cited lack of cure as a basis for a no-action letter, *LSB Bancshares, Inc.* (Feb. 7, 2005), *General Electric Co.* (Jan. 14, 2005) and *Cintas Corp.* (Aug. 27, 2004).

As no explicit cure mechanism should have been required in the Proposal, the issuance of the No-Action Letter should be reversed for that reason, too.

D. The Funds Should Have Been Given the Opportunity to Revise Their Proposal

Finally, even if Staff properly: considered the cure issue; found that the proposal required a cure mechanism; and found that the Company's own cure mechanism was somehow inadequate, Staff should have given the Funds the opportunity to revise the Proposal by adding a cure mechanism. SLB 14 provides that "We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements." *Id.* at p. 21. Examples given in SLB 14 include requesting Board action rather than shareholder action, or applying the proposal only to future contracts or to future directors. Here, the Funds, given notice of the cure issue, could easily have proposed a modest improvement to the explicit cure mechanism that already exists in the Compensation Committee Charter to deal with a director's loss of independence. The Company's failure to raise the cure issue at all, coupled with the Staff's decision not to permit the Funds to revise their Proposal, deprived the Funds of an opportunity that SLB 14should have afforded them.

Accordingly, we request that if the Division does not concur with any of the preceding bases for reversing the issuance of the No-Action Letter, the Division grant the Funds the opportunity to revise the Proposal to include an explicit cure mechanism within the Proposal.

Conclusion

For all of the reasons set forth above, the Funds respectfully request that the Division, upon reconsideration, reverse the Staff's issuance of the No-Action Letter to Clear Channel Communications.

Sincerely,



Richard S. Simon
Deputy General Counsel

Cc: J. Kenneth Menges, Esq.
Akin, Gump, Strauus, Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, TX 75201-4675



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

January 23, 2005

J. Kenneth Menges, Jr., P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, TX 75201-4675

Re: Clear Channel Communications, Inc.
Incoming letter dated December 9, 2004

Dear Mr. Menges:

This is in response to your letter dated December 9, 2004 concerning the shareholder proposal submitted to Clear Channel by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 13, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

J. KENNETH MENGES, JR., P.C.
214.969.2783/fax: 214.969.4343

December 9, 2004

Via Overnight Delivery

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Clear Channel Communications, Inc.
Shareholder Proposal Submitted by the Comptroller of the City of New York
Securities and Exchange Commission ("***SEC***") No Action Request

Ladies and Gentlemen:

We are special counsel to Clear Channel Communications, Inc., a Texas corporation (the "***Company***"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we hereby give notice that the Company intends to omit from the proxy statement and form of proxy for the Company's 2005 annual meeting of shareholders (together, the "***Proxy Materials***") the proposal (the "***Proposal***") received by the Company from the Comptroller of the City of New York on November 16, 2004. A copy of the Proposal and accompanying cover letter, dated November 16, 2004 (the "***Cover Letter***"), is attached hereto as Attachment A.

The Company requests the concurrence of the staff of the Division of Corporate Finance (the "***Staff***") that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials for the reasons set forth in this letter. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j).

THE PROPOSAL

The Proposal states:

CREATION OF AN INDEPENDENT COMPENSATION COMMITTEE

Submitted by William C. Thompson, Comptroller, City of New York, on behalf of the New York City Pension Funds

WHEREAS, we believe the primary role of the Compensation Committee is structuring executive pay and evaluating executive performance. Critical to performing these functions is setting compensation policies and evaluating them annually; setting justifiable performance criteria and challenging performance benchmarks; retaining experts when needed to assist with the process and substance of the Compensation Committee's work; and ensuring full and accurate disclosure of the scope of compensation;

NOW THEREFORE, BE IT RESOLVED, the shareholders request the board to establish a policy requiring that the Compensation Committee be composed solely of independent directors. For the purpose of this proposal, an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship;

FURTHER, a director will not be considered independent if he/she:

(1) is or has been, or whose relative is or in the past 5 years has been, employed by the corporation or employed by, or a director of, an affiliate;

(2) is or has been, or whose relative is or has been, in the past 5 years: (a) an employee, director or owner of more than 20 percent of a firm that is one of the corporation's or its affiliate's paid advisers or consultant to an executive officer of the corporation; (b) employed by or has had a 5 percent or greater ownership interest in a third-party that provides payment to or receives payments from the corporation (ownership means beneficial or record ownership, not custodial ownership) and either: (i) such payments account for 1 percent of the third-party's or the corporation's consolidated gross revenues in any single fiscal year, or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets; (c) an employee or director of a non-profit organization that receives significant

contributions from the corporation, one of its affiliates or its executive officers or has been a direct beneficiary of any donations to such an organization; or (d) part of an interlocking directorate in which an employee of the corporation serves on the board of a third-party employing the director or such relative;

(3) has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under a personal contract with the corporation, an executive officer or any affiliate of the corporation; and

(4) has a relative who is, or in the past 5 years has been, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation, or a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management, except to the extent there is a fully disclosed and narrow voting arrangement.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(6), (i)(10) or (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the multiple criteria of the Proposal. Alternatively, the Proposal may be excluded pursuant to (a) Rule 14a-8(i)(10) because the Company has already substantially implemented the goals of the Proposal, or (b) Rule 14a-8(i)(3) because, due to the Proposal's vagueness, it is contrary to the proxy rules and regulations.

1. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power to implement the Proposal.**

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The Company is a Texas corporation and is subject to the Texas Business Corporation Act ("***TBCA***"). Under the TBCA and the bylaws of the Company (the "***Bylaws***"), the Company's board of directors ("***Board of Directors***") is permitted to delegate its power and authority with regard to certain business matters to committees composed of one or more directors. Members of the Company's compensation committee (the "***Compensation Committee***") must be members of the Board of Directors. As required by the TBCA and the Bylaws, directors of the Company are elected solely by the shareholders at their annual meeting. Thus, it is not within the power of the Company or its Board of Directors to guarantee or enforce the election by shareholders of any particular person or type of person as a director at the annual meeting of shareholders.

In *The Boeing Company* (February 22, 1999) *("**Boeing**")*, the proposal, if adopted, would have required certain committees of the board, including the compensation committee, to be composed only of independent directors, as defined in the proposal. In reaching its decision not to recommend enforcement action if *Boeing* omitted the proposal from their proxy materials in reliance on Rule 14a-8(i)(6), the Staff stated "it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." The proponent in *Boeing* appealed the Staff's decision to the full commission of the SEC. On appeal, the commission of the SEC refused to overturn the Staff's application of Rule 14a-8(i)(6). See *The Boeing Company* (August 18, 1999). The following year, the Staff again concurred that a substantially similar proposal could be excluded from the *Boeing's* proxy materials in reliance on Rule 14a-8(i)(6). See *The Boeing Company* (March 6, 2000). Subsequently, in *Bank of America Corporation* (February 20, 2001), the Staff determined that a proposal requesting "that the board of directors take the necessary steps to ensure that Bank of America's Compensation Committee is composed entirely of 'independent' directors, as that term is defined in the proposal" was excludable under 14a-8(i)(6). Most recently in *Peabody Energy Corporation* (February 23, 2004), the Staff reiterated that a proposal "to adopt a policy that no board members shall serve on the audit, compensation, or nominating and corporate governance committees if that member is not independent, as defined in the proposal" was excludable under 14a-8(i)(6).

Similarly, in *Ameritech Corp.* (December 29, 1994) *("**Ameritech**")*, a proposal requested that the corporation establish a new board committee and select a chairperson who possessed three particular attributes. In reaching its decision not to recommend enforcement action if the company omitted the proposal from its proxy materials in reliance on Rule 14a-8(c)(6) (the predecessor to Rule 14a-8(i)(6)), the Staff noted that because the board of directors could not guarantee election of an individual as director who met the specified criteria, it was not within the board's power to appoint a committee chairperson who met those criteria. Proposals requiring board committee members to possess certain characteristics are excludable under a long-standing Staff interpretation that it is beyond the corporation's power to ensure election of a particular person or type of person. See *US West, Inc.* (December 22, 1993) and *American Telephone & Telegraph Co.* (December 13, 1985).

Following the line of reasoning in *Boeing* and *Ameritech*, the Company believes the Proposal should be excluded pursuant to Rule 14a-8(i)(6). The Proposal imposes additional qualifications on members of the Compensation Committee to which the Board of Directors as a whole is not subject. If the Proposal were approved, each director who failed to meet the independent standards of the Proposal would be prohibited from serving on the Compensation Committee, even though that director may be qualified to serve generally on the Board of Directors. The Company does not have the power to implement the Proposal because of the detailed and multiple disqualifying criteria and the Company's inability to guarantee the outcome of shareholder-controlled elections. Thus, the Company may be faced with a situation in which it has a full Board of Directors but no qualified directors under the Proposal to serve on its Compensation Committee.

Because the Company cannot ensure that shareholders will elect a sufficient number of directors to impanel the Compensation Committee for which the Proposal seeks to impose additional qualifications, the Company would "lack the power . . . to implement the proposal[s]." Accordingly, the Company may properly exclude the Proposal pursuant to Rule 14a-8(i)(6).

On additional grounds, the Company believes that it would lack the power to implement the Proposal because application thereof would be so vague that the Company could not possibly know when the requirements of this proposal had been violated. The Proposal states:

> "For the purpose of this proposal, an independent director is someone whose only ***nontrivial*** professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship." (emphasis added)

Unfortunately, there is no definition or other explanation of what is meant by "nontrivial." If the Proposal were adopted, the standard of allowing only "nontrivial professional, familial or financial connection[s]" is so vague that the Company could not possibly know when this requirement had been violated. For example, if the Company evaluates 20 potential nominees for director, each with varying degrees of professional, familial or financial relationships with the Company, it is unclear how the Company could possibly know which candidates were acceptable. The "nontrivial" standard is so vague that the Company could not possibly know who may or may not be qualified. Accordingly, the Company may properly exclude The Proposal pursuant to Rule 14a-8(i)(6).

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the SEC's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the SEC determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See *SEC Release No. 34-30091* (August 16, 1983). The SEC reaffirmed this interpretation in 1998 and the Staff has subsequently applied this interpretation. See *SEC Release No. 34-40018* (May 21, 1998); *AMR Company* (April 17, 2000) *("**AMR**")*; and *Masco Company* (March 29, 1999) *("**Masco I**")*. Additionally, the Staff has consistently taken the position that a shareholder proposal has been substantially implemented when a company already has policies and procedures in place relating to the subject of the proposal. See *Kmart Company* (February 23, 2000). In the present case, the Company already has policies and procedures in place that meet the overriding goal of the Proposal, namely the creation of an independent Compensation Committee.

In *AMR*, a detailed proposal recommending that members of identified board committees meet specified criteria was substantially implemented, but not "fully effected." While the *AMR* proposal had not been "fully effected," the Staff applied the SEC's "substantially implemented" interpretation in concurring that the *AMR* proposal could be excluded under Rule 14a-8(i)(10). In *Masco I*, the Staff permitted the omission of a proposal that expressly sought to define a standard for the qualifications of "outside directors," because the company's board had a standard that was similar, but not identical, to the standard set forth in the proposal. In the present case, the Proposal seeks a compensation committee composed of "independent directors." As discussed below, the Company believes that it has already adopted a written compensation committee charter that substantially implements the goal of the Proposal.

On March 30, 2004, the Company adopted a compensation committee charter (the "***Charter***") which requires that the Compensation Committee consist of at least three, but not more than five, members (including a chairperson), each of whom shall have no material relationship with the Company and shall otherwise be "independent directors," as such term is defined in the rules and regulations of the New York Stock Exchange ("***NYSE***"). In addition, the Charter provides that no person may be made a member of the Compensation Committee if his or her service on the Compensation Committee would violate any restriction on service imposed by any rule or regulation of the SEC or any securities exchange or market on which shares of the common stock of the Company are traded.

Consistent with the ultimate goal of the Proposal, the Company has already adopted and applied independence requirements with respect to the composition of its Compensation Committee. While the Company concedes that, because of the Proposal's detailed and multiple disqualifying criteria and the Company's inability to guarantee the outcome of shareholder-controlled elections, it has not "fully effected" every word of the Proposal, the Company believes that it has, nonetheless, "substantially implemented" the goals of the Proposal by requiring its Compensation Committee to be composed of independent directors that have no relationship with the Company that would interfere with the exercise of their independent judgment.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because, due to its vagueness, it is misleading and contrary to Rules 14a-5 and 14a-9.

Rule 14a-8(i)(3) allows a registrant to exclude a proposal that is contrary to any of the SEC's proxy rules and regulations, including Rule 14a-5, which requires information included in a proxy statement to be clearly presented, and Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. The Staff has traditionally recognized that a proposal may be excluded under Rule 14a-8(i)(3) (and its predecessor, Rule 14a-8(c)(3)) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal were adopted. See *SI Handling Systems, Inc.* (May 5, 2000); *Kmart Company* (March 28, 2000); and *California Water Service Group* (February 8, 1999). More specifically, in *The Boeing Corporation* (February 10, 2004), the Staff agreed that a proposal "requesting that Boeing amend its bylaws to require that an independent director, as defined in the Council of Institutional Investors, shall serve as chairman of the board of directors" was excludable under 14a-8(i)(3) as vague and indefinite because the proposal failed to adequately define the term "independent director."

The Proposal requires the Company to create a compensation committee composed of independent directors whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, but provides virtually no guidance with respect to the definition of the term "nontrivial." The Proposal states:

> "For the purpose of this proposal, an independent director is someone whose only ***nontrivial*** professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship." (emphasis added)

Unfortunately, if the Proposal were adopted, the standard of allowing only trivial professional, familial or financial connections is so vague that the Company could not possibly know when this requirement had been violated or who may or may not be qualified. Using the example above, if the Company evaluates 20 potential nominees for director, each with varying degrees of professional, familial or financial connections with the Company, how, under the "nontrivial" standard, could the Company possibly know which candidates were acceptable? Moreover, if presented to the Company's shareholders, it would not be clear what standard of independence is being presented for their vote. Simply put, the Proposal sets an unworkable standard that cannot be understood or implemented.

An additional concern about the Proposal in light of its vague and indefinite language is the possibility that the implementation of the Proposal would conflict with the implementation of the Charter and the associated NYSE independent director criteria. In such a case, implementation of the Proposal could jeopardize the Company's NYSE stock listing as a result of the Company's inability to furnish the NYSE with required annual certifications of compliance with NYSE listing standards. The Company objects to the independence standards set forth in the Proposal because they exceed the requirements of the NYSE, which were developed as part of an exhaustive public process, and would place unnecessary constraints on the Company's ability to select and retain qualified Board and Committee members.

The Staff has long recognized that a proposal may be excluded under Rule 14a-8(i)(3) and Rule 14a-9 if the proposal is so inherently vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal would be able to determine with any reasonable certainty what actions or measures the proposal requires." See *Philadelphia Electric Co.* (July 30, 1992); and *Corning Inc.* (February 18, 1997). Furthermore, because of the foregoing deficiencies, the Proposal, if included in the proxy statement, would not be clearly presented and would thereby violate Rule 14a-5. Therefore, pursuant to Rule 14a-8(i)(3), the Proposal may be excluded as being contrary to the SEC's proxy rules and regulations, namely Rules 14a-5 and 14a-9.

CONCLUSION

The Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials for the reasons set forth above.

By copy of this letter, the Company notifies the Comptroller of the City of New York of its intention to omit the Proposal from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response.

Please feel free to call the undersigned at (214) 969-2783 with any questions or comments regarding the foregoing.

Very truly yours,



J. Kenneth Menges, Jr., P.C.

Attachments

cc: Hamlet Newsom, Clear Channel Communications, Inc.
Kenneth B. Sylvester, The City of New York

ATTACHMENT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 16, 2004

Mr. Randall T. Mays
Secretary
Clear Channel Communications, Inc.
200 E Basse Road
San Antonio, TX 78209

Dear Mr. Mays:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting of Clear Channel Communications.

We believe the primary role of the Compensation Committee of a Board of Directors (the "Compensation Committee") is structuring executive pay and evaluating executive performance. Critical to performing these functions is setting key compensation policies and evaluating them annually; setting justifiable performance criteria and challenging performance benchmarks, particularly for non- salary compensation; retaining compensation consultants and/or legal counsel when needed to assist with both the process and substance of the Compensation Committee's work; and ensuring full, fair and accurate disclosure to shareholders of the entire scope of compensation.

Therefore, we offer the enclosed proposal for shareholders to consider and approve at the next annual meeting of the company. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Bank of New York and Citibank, N.A. certifying the Systems' ownership of shares of Clear Channel Communications common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

We would be happy to discuss this initiative with you. Should the board of directors decide to endorse its provisions as company policy, the Systems will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

Enclosures

CREATION OF AN INDEPENDENT COMPENSATION COMMITTEE

Submitted by William C. Thompson, Comptroller, City of New York, on behalf of the New York City Pension Funds

WHEREAS, we believe the primary role of the Compensation Committee is structuring executive pay and evaluating executive performance. Critical to performing these functions is setting compensation policies and evaluating them annually; setting justifiable performance criteria and challenging performance benchmarks; retaining experts when needed to assist with the process and substance of the Compensation Committee's work; and ensuring full and accurate disclosure of the scope of compensation;

NOW THEREFORE, BE IT RESOLVED, the shareholders request the board to establish a policy requiring that the Compensation Committee be composed solely of independent directors. For the purpose of this proposal, an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship;

FURTHER, a director will not be considered independent if he/she:

(1) is or has been, or whose relative is or in the past 5 years has been, employed by the corporation or employed by, or a director of, an affiliate;

(2) is or has been, or whose relative is or has been, in the past 5 years: (a) an employee, director or owner of more than 20 percent of a firm that is one of the corporation's or its affiliate's paid advisers or consultant to an executive officer of the corporation; (b) employed by or has had a 5 percent or greater ownership interest in a third-party that provides payment to or receives payments from the corporation (ownership means beneficial or record ownership, not custodial ownership) and either: (i) such payments account for 1 percent of the third-party's or the corporation's consolidated gross revenues in any single fiscal year, or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets; (c) an employee or director of a non-profit organization that receives significant contributions from the corporation, one of its affiliates or its executive officers or has been a direct beneficiary of any donations to such an organization; or (d) part of an interlocking directorate in which an employee of the corporation serves on the board of a third-party employing the director or such relative;

(3) has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under a personal contract with the corporation, an executive officer or any affiliate of the corporation; and

(4) has a relative who is, or in the past 5 years has been, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation, or a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management, except to the extent there is a fully disclosed and narrow voting arrangement.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

January 13, 2005

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Clear Channel Communications Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), in formal response to the December 9, 2004 letter sent to the Securities and Exchange Commission (the "Commission") by J. Kenneth Menges, Jr. of Akin, Gump, Strauss, Hauer & Feld, counsel for Clear Channel Communications Corporation (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal relating to appointment of independent directors to the Compensation Committee of the Board of the Company (the "Proposal") may be omitted from the Company's 2005 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934. I have reviewed the Proposal, as well as December 9, 2004 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by highlighting the significant role and tasks of a Compensation Committee. The 'resolved' clause then has a central focus:

NOW, THEREFORE, BE IT RESOLVED: the shareholders request the board to establish a policy requiring that the Compensation Committee be composed solely of independent directors. For the purpose of this proposal, and independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship.

The Funds' Proposal then goes on to specify, in items 1-4, criteria to be used to determine when "a director will not be considered independent."

II. The Company's Opposition and the Funds' Response

In its letter of December 9, 2004, the Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(6) (lacks power or authority); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (vague). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

A. Under Both the NYSE Rules and the Company's Own Corporate Documents, the Company Has Full Power and Authority to Implement the Proposal

Both the Rules of the New York Stock Exchange ("NYSE") and the Company's own corporate documents now require that the Company do the very thing that the Company argues it lacks power or authority to do: appoint independent directors to such committees as the Compensation Committee. Indeed, achieving such a heightened, mandated role for independent directors was a major aim of the corporate governance reforms embodied in such measures as the Sarbanes-Oxley Act and the NYSE Rules adopted under its aegis.

Under Section 303A.05 of the NYSE Rules, "listed companies must have a compensation committee composed entirely of independent directors." Section 303A.02 provides standards for determining whether a director is independent. While those standards are lower than those sought by the Proposal, the legal outcome is the same as far as the Company's "power or authority" is concerned: the Company has both the power and the duty to appoint only independent directors to its Compensation Committee. The Company thus can do precisely what the Proposal asks the directors to do. That the Proposal indeed imposes a stricter standard for director independence does not change that outcome. The NYSE Rules themselves permit the adoption of more stringent standards for director independence. Thus, for example, Section 303A.09, requiring companies to adopt and disclose corporate governance guidelines, states under the subheading "Director qualification standards": "These standards should, at minimum, reflect the independence requirements set forth in Sections 303A.01 and .02." (Emphasis added). The Company, therefore, has the power both to set standards for independent directors higher than the NYSE minimum, and then to put only such directors on its Compensation Committee.

The Company's own current corporate documents also make very clear that Clear Channel has precisely that power and authority -- to adopt a policy limiting membership in the Compensation Committee to independent directors -- which it now claims to lack. The adoption of such a policy is plainly announced on the first page of the Company's "Charter of the Compensation Committee of the Board of Directors of Clear Channel Communications, Inc.," at www.clearchannel.com/Corporate/documents /Compensation%20Committee%20charter.pdf, annexed hereto (the "Compensation Committee Charter"), and quoted at page 6 of the Company's December 9, 2004 letter. That Charter states, without reservation, that:

> The Committee shall be composed of at least three, but no more than five, members (including a Chairperson) each of whom shall have no material relationship with the Company and shall otherwise be "independent directors," as such term is defined in the rules and regulations of the New York Stock Exchange (the "NYSE").

Charter at p.1 (emphasis added). While that standard of independence is lower than that called by the Funds' proposal, the Compensation Committee Charter unequivocally exercises the power that the Company's December 9 letter claims that the Company lacks in regard to the Proposal: it "imposes additional qualifications on members of the Compensation Committee to which the Board of Directors as a whole is not subject," such that "each director who failed to meet the independent standards of the [Compensation Committee Charter] would be prohibited from serving on the Compensation Committee, even though that director may be qualified to serve on the Board of Directors." Company's December 9 letter at p.4.

What is sauce for the goose must be sauce for the gander. If the Compensation Committee Charter may require only independent directors, so, too, may the Proposal.

Nothing in the no-action decisions cited by the Company's can alter that simple conclusion. Those decisions did not involve a Committee Charter under which the Board exercised the same power that the company then claimed to lack. Moreover, most were decided before the Sarbanes-Oxley Act and the NYSE Rules mandated new minimum requirements for director independence. Even in the one decided most recently, *Peabody Energy Corp.* (February 23, 2004), the proponent of the proposal stated that NYSE Rules Section 303A would not apply to that company till 2005. Cf. *Walt Disney Co.* (Nov. 24, 2004) (Staff rejected that company's Rule 14a-8(i)(6) challenge to an analogous proposal requiring that the Chairman of the Board always be an independent director -- even though the NYSE Rules do not require such a result).

The Company gains no traction from its final argument that it cannot implement the concept, included in the Proposal's requirements for independence; of a "nontrivial relationship" with the Company. The Company has no trouble implementing the requirement of no "material relationship" with the Company, contained in its own Compensation Committee Charter. It can implement equally well the Proposal's comparable two-word standard.

As the Company may readily implement the Funds' Proposal, it does not lack power or authority to do so. The Company's arguments under 14a-8(i)(10) should be rejected.

B. The Proposal has not been substantially implemented by the Company.

The Company's claim that it has "substantially implemented" a policy calling for appointment of independent directors to the Compensation Committee is based upon the requirement in the Company's Charter for the Compensation Committee that the members of that Committee "shall have no material relationship with the Company and shall other wise be 'independent directors,'" as defined in the NYSE Rules. Yet, the Company's promised compliance with the NYSE Rules cannot suffice to comply with the Proposal, which intentionally and precisely sets criteria for independence which go beyond the minimums set by the NYSE Rules – as the NYSE Rules permit. Notably, the Proposal's standards would bar a director from service on the Compensation Committee where the director's firm, whether profit or non-profit, derives financial benefits from the Company at a level that would still permit him or her to be classed as "independent" under the NYSE Rules.

Recent no-action decisions make clear that a company's efforts at governance reform that fall short of what a proposal seeks cannot serve as a basis for excluding the Proposal as having been "substantially implemented." Thus, in *Unocal Corp.* (March 16, 2004), the Staff rejected the company's argument that it had substantially implemented a proposal calling for an office to facilitate direct communications between shareholders and independent directors, by instead putting in place a system for shareholder communications that gave a senior independent director discretion to block such communications from reaching the other independent directors. In *STERIS Corp.* (June 14, 2004), the Staff likewise rejected a company's argument that it had substantially implemented a proposal calling for serious board engagement with respect to shareholders proposals that received a majority shareholder vote, by instead putting in place a system that called for a lower level of board engagement with respect to all shareholder proposals, approved or not. *Unocal* and *STERIS* stand for the proposition that a company cannot comply with a governance proposal that on its face sets a high standard, by adopting measures that on their face set a lower one.

Here, too, Compensation Committee Rules, by setting a lower standard, would thwart the implementation of independence criteria stricter than those set by the NYSE. The Company cannot be said to have thereby substantially implemented those stricter criteria.

As the Company has not substantially implemented the Proposal, its argument under Rule 14a-8(i)(10) fails.

C. The Proposal is not vague

The Company's final argument is a repeat of its claim that it cannot implement the Proposal's requirement that an independent director's "only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship." As noted earlier, the Company has no problem implementing a Compensation Committee Charter which, like the NYSE Rules upon which it draws, sets a standard of no "material relationship" with the Company. The Proposal's "nontrivial relationship" standard is at least equally clear, and probably more clear, as it is followed by very detailed criteria as to director independence.

The Company's challenge under Rule 14a-8(i)(3) must fail, too.

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,



Richard S. Simon
Deputy General Counsel

Cc: J. Kenneth Menges, Jr. Esq.
Akin, Gump, Strauss, Hauer & Feld
1700 Pacific Avenue
Suite 4100
Dallas, TX 75201-4675

CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF CLEAR CHANNEL COMMUNICATIONS, INC.

This Charter identifies the purpose, membership, meeting requirements, committee responsibilities, annual evaluation procedures and studies of the Compensation Committee (the "***Committee***") of the Board of Directors (the "***Board***") of Clear Channel Communications, Inc., a Texas corporation (the "***Company***").

Purpose

The Committee has been established to: (a) assist the Board in ensuring that a proper system of long-term and short-term compensation is in place to provide performance-oriented incentives to management, and that compensation plans are appropriate and competitive and properly reflect the objectives and performance of management and the Company; (b) review and approve corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer ("***CEO***"), evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation; (c) make recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans; (d) prepare an annual report on executive compensation for inclusion in the Company's annual proxy statement; and (e) perform such other functions as the Board may from time to time assign to the Committee. In performing its duties, the Committee shall seek to maintain an effective working relationship with the Board and the Company's management.

Membership

The Committee shall be composed of at least three, but not more than five, members (including a Chairperson), each of whom shall have no material relationship with the Company and shall otherwise be "independent directors," as such term is defined in the rules and regulations of the New York Stock Exchange (the "***NYSE***"). The members of the Committee and the Chairperson shall be selected annually by the Board and serve at the pleasure of the Board. A Committee member (including the Chairperson) may be removed at any time, with or without cause, by the Board. The Board may designate one or more independent directors as alternate members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee. No person may be made a member of the Committee if his or her service on the Committee would violate any restriction on service imposed by any rule or regulation of the SEC or any securities exchange or market on which shares of the common stock of the Company are traded. The Committee shall have authority to delegate responsibilities listed herein to subcommittees of the Committee if the Committee determines such delegation would be in the best interest of the Company.

Meetings

The Committee shall meet as necessary, but at least once each year, to enable it to fulfill its responsibilities. The Committee shall meet at the call of its Chairperson, preferably in conjunction with regular Board meetings. The Committee may meet by telephone conference call or by any other means permitted by law or the Company's Bylaws. A majority of the members of the Committee shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. Without a meeting, the Committee may act by unanimous written consent of all members. Following each of its meetings, the Committee shall deliver a report on the meeting to the Board, including a description of all actions taken by the Committee at the meeting. The Committee shall determine its own rules and procedures, including designation of a chairperson *pro tempore*, in the absence of the Chairperson, and designation of a secretary. The secretary need not be a member of the Committee and shall attend Committee meetings and prepare minutes. The Committee shall keep written minutes of its meetings, which shall be recorded or filed with the books and records of the Company. Any member of the Board shall be provided with copies of such Committee minutes if requested.

The Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee, to attend any meetings and to provide such pertinent information as the Committee may request.

The Chairperson of the Committee shall be responsible for leadership of the Committee, including preparing the agenda, presiding over Committee meetings, making Committee assignments and reporting the Committee's actions to the Board from time to time (but at least once each year) as requested by the Board.

Committee Responsibilities

In carrying out its responsibilities, the Committee's policies and procedures should remain flexible to enable the Committee to react to changes in circumstances and conditions so as to ensure the Company remains in compliance with applicable legal and regulatory requirements.

The Committee shall have responsibility for oversight of the determination, implementation and administration of remuneration, including compensation, benefits and perquisites, of all executive officers and other members of senior management whose remuneration is the responsibility of the Board or whose remuneration the Chief Executive Officer requests the Committee to review and affirm. Such responsibility includes the following:

1. *With Respect to Chief Executive Officer Compensation and Evaluation*

- To (a) review and approve corporate goals and objectives relevant to the Chief Executive Officer's compensation package, (b) establish a procedure for evaluating the Chief Executive Officer's performance, (c) annually evaluate such performance in light of the goals and objectives established and (d) have the Committee Chairperson review, after completion of the annual evaluation, the results of the Committee's evaluation of the Chief Executive Officer's performance with (i) the non-management directors of the Board meeting in executive session without management participation, and (ii) with the Chief Executive Officer; and

- To review, at least annually, and set the base salary and annual and long-term incentive compensation of the Chief Executive Officer, based upon the annual evaluation of the Chief Executive Officer referred to in the preceding paragraph.

In discharging the responsibilities set forth under this Section, the Committee may consider (as appropriate and as contemplated by Company policies, plans and programs) individual, team, business unit, regional and Company-wide performance and results against applicable pre-established annual and long-term performance goals, taking into account shareholder return, economic and business conditions, remuneration given to the Chief Executive Officer in the past and comparative and competitive compensation and benefit performance levels. The Committee shall not be precluded from approving compensation awards (with the Board's ratification) as may be required to comply with applicable tax laws (*e.g.*, IRS Rule 162(m)). In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, the Company's performance and relative shareholder return, the value of similar incentive rewards to CEOs at comparable companies and the awards given to the CEO in past years.

2. *With Respect to Other Executive Officers Compensation and Evaluations*

- To review and affirm contractual employment and compensation arrangements of executive officers and other members of senior management who are the responsibility of the Board or whose compensation the Chief Executive Officer requests the Committee to review and affirm; and

- To review and to make recommendations to the Board at least annually with respect to the base salary and annual and long-term incentive compensation of the other executive officers and other members of senior management (upon the recommendation of the Chief Executive Officer) who are the responsibility of the Board or whose compensation the Chief Executive Officer requests the Committee to review and affirm.

3. *With Respect to Incentive-Compensation and Equity-Based Plans*

- To review and to make periodic recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive-compensation plans and equity-based plans;

- To review and adopt, and to recommend to the Board (and for shareholder approval where required by applicable law, the Articles of Incorporation or Bylaws) compensation and benefits policies, plans and programs and amendments thereto, determining eligible employees and the type, amount and timing of such compensation and benefits; and

- To oversee the administration of such policies, plans and programs and, on an ongoing basis to monitor them to assure that they remain competitive and within the Board's compensation objectives for executive officers and other members of senior management.

4. Other

- To prepare an annual executive compensation report for the shareholders of the Company in accordance with the rules and regulations of the SEC;

- To review the compensation and benefits of directors who are not employees of the Company and to recommend any changes to the Board that the Committee deems appropriate;

- To report to the Board on a regular basis, and not less than once per year; and

- To perform such other duties as the Board may assign to the Committee.

Annual Evaluation Procedures

The Committee shall annually evaluate its performance to confirm that it is meeting its responsibilities under this Charter. The Committee may recommend to the Board such changes to this Charter as the Committee deems appropriate.

Studies

The Committee may conduct or authorize studies of matters within the Committee's scope of responsibilities as described above, and may retain, at the expense of the Company, independent counsel or other consultants necessary to assist the Committee in any such studies. The Committee shall have sole authority to select, retain and terminate any compensation consultant to be used to survey the compensation practices in the Company's industry and to provide advice so that the Company can maintain its competitive ability to recruit and retain highly qualified personnel. The Committee shall have the sole authority to negotiate and approve the fees and retention terms of any compensation consultant retained.

General

Nothing contained in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities. This Charter, and any amendments thereto, shall be displayed on the Company's web site and a printed copy of such shall be made available to any shareholder of the Company who requests it.

Adopted by the Compensation Committee and approved
by the Board of Directors on March 30, 2004.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Clear Channel Communications, Inc.
Incoming letter dated December 9, 2004

The proposal requests the board to establish a policy requiring that the compensation committee be composed solely of independent directors, as defined in the proposal.

There appears to be some basis for your view that Clear Channel may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Clear Channel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Clear Channel relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor